February 21, 2014

Allison White

Senior Counsel

Office of Disclosure Review and Accounting

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust – Giralda Risk-Managed Growth Fund

Dear Ms. White:

On November 15, 2013, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of the Giralda Risk-Managed Growth Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 558 to its Registration Statement under the Securities Act of 1933 on Form N-1A to add this new series to the Trust (the “Registration Statement”).  You provided the following comments on the Registration Statement by phone to Cassandra Borchers.

Below is a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant:

PROSPECTUS:

Comment 1.  Please move the information above the fee table regarding qualifying discounts for purchase of Class A shares to Item 12.

Response.  The requested revision has been made.

Comment 2.  You may consider removing the line item for Maximum Sales Charge imposed on Reinvested Dividends and Other Distributions from the fee table, since there are none.

Response.  Registrant respectfully declines your suggestion and will retain this line item in the fee table.

Comment 3.  Please review the Fund's Principal Investment Strategy with regards to the Risk Management Strategy section and revise the disclosure using Plain English.  On page 4 under “Other Asset Classes”, please specify what type of volatility-related derivative contracts may be used.  Under the next bullet point, “Safety Net” Protection, please explain in your response how the Fund will calculate “25% of its asset in derivative contracts with any one counterparty.”  Also with regards to the last sentence under that bullet point, please disclose what standards the adviser uses to determine whether a counterparty is credit-worthy.

Response.  Registrant has reviewed and revised the referenced section to reflect your comments as set forth below.  Also the fair market value of derivative contracts will be used in measuring the 25% limit in a single counterparty.

Risk Management Strategy:

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Stable-Weighting.  The allocation is kept reasonably stable by periodic rebalancing.  This helps keep the Fund's returns from being dominated by market segments with above-average price gains and reduces concentration risk.

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Momentum and Mean Reversion-Based Sell/Buy Signals.  The adviser uses its proprietary algorithm which analyzes momentum and mean reversion market data to generate sell/buy signals to make modifications to its asset allocations.

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Leading Economic Indicators.  Leading economic indicators are analyzed to determine the outlook for the economy.  This allows the adviser to fine-tune its asset allocations and/or sell/buy signals.

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Other Asset Classes.  As a risk management technique, the adviser may temporarily invest in cash equivalents, debt securities and volatility-related derivatives contracts , such as put options, structured notes and swaps.

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"Safety Net" Protection.  The Fund may employ structured notes, swap contracts and options to hedge some or all of the downside market risk as an additional risk-management technique.  For example, the Fund may invest in volatility-related structured notes and swaps (including total return swaps) or options linked to indexes that appreciate when the markets experience a spike in volatility ..  The adviser expects these investments to provide protection against sudden market declines.  The Fund does not invest more than 25% of its assets in derivative contracts with any one counterparty.  The Fund may buy structured notes and options of and enter into swap contracts with counterparties of any country or capitalization that the adviser believes to be credit-worthy. In determining whether a counterparty is credit-worthy, the adviser monitors credit default swap rates and other market data.

Comment 4.

In "Derivatives Risk" disclosure, please disclose what types of swaps the Fund will utilize.  If the Fund will engage in total return swaps, please include disclosure required by Investment Company Act Release No. 10-666.

Response.  The requested revisions have been made to the disclosure in the Summary:

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Derivatives Risk:  Equity market-related swap contracts (including total return swaps) and options involve leverage risk, tracking risk and counterparty default risk.  Option positions may expire worthless exposing the Fund to potentially significant losses. There is a risk that adverse price movements in a swap  instrument can result in a loss substantially greater than the Fund’s initial investment in that instrument (in some cases, the potential loss is unlimited).

The following has been added under “Derivatives Risk” section on page 11 of the Prospectus:

o

Total Return and Interest Rate Swap Risk : In a total return swap, the buyer receives a periodic return equal to the total return of a specified security, securities or index, for a specified period of time. In return, the buyer pays the counterparty a variable stream of payments, typically based upon short term interest rates, possibly plus or minus an agreed upon spread.  Interest rate swaps are financial instruments that involve the exchange of one type of interest rate for another type of interest rate cash flow on specified dates in the future.  Like a traditional investment in a debt security, the Fund could lose money by investing in an interest rate swap if interest rates change adversely. For example, if the Fund enters into a swap where it agrees to exchange a floating rate of interest for a fixed rate of interest, the Fund may have to pay more money than it receives. Interest rate and total return swaps entered into in which payments are not netted may entail greater risk than a swap entered into a net basis. There is a risk that adverse price movements in an instrument can result in a loss substantially greater than the Fund’s initial investment in that instrument (in some cases, the potential loss is unlimited).  If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction.  However, particularly in the case of privately-negotiated instruments, there is a risk that the counterparty will not perform its obligations, which could leave the Fund worse off than if it had not entered into the position.  These instruments are subject to high levels of volatility, in some cases due to the high levels of leverage the Fund may achieve with them.

Comment 5.  If the Fund will sell or write credit default swaps, please confirm the Fund will set aside the full notional value.

Response.  The Fund does not intend to write/sell credit default swaps as part of its principal investment strategy.

Comment 6.  Under the risk titled “Limited History of Operations” the disclosure does not seem to relate entirely to the Fund having a limited history of operations.  If you would like to include information about the restrictions imposed by the 1940 Act, please disclose elsewhere.

Response.  The requested revision has been made and the referenced sentence has been deleted.

Comment 7.  On page 15, in the “Management” section, please include the date of the Fund’s first annual or semi-annual report to shareholder.

Response.  The requested revision has been made.

Comment 8.  Please clarify whether the “Portfolio Manager’s Prior Performance Information” presented relates to accounts managed by the Adviser, or a specific portfolio manager and be sure the section heading accurately reflects the disclosure.

Response.  This section has been retitled “Investment Adviser’s Prior Performance Information.”

Comment 9.  In the “Prior Performance” section, please 1) show a composite of all accounts which have been similarly managed, or explain why it is not misleading to exclude certain accounts; 2) identify the method used for calculating total return if it is not the standardized SEC method; 3) state whether the fees and expenses for the accounts were higher or lower than estimated Fund fees and expenses; and 4) next to the S&P 500 Index include the parenthetical information from Form N-1A; “(reflects no deduction for fees, expenses, or taxes)”.

Response.  The disclosure has been revised and clarified to reflect the fact that the prior performance of The Giralda Fund, a separate series in the Northern Lights Fund Trust, is presented and The Giralda Fund is the only client of the adviser which currently utilizes the same investment strategy as the Fund.  The standardized SEC method was used in calculating the total return, and the other requested revisions have been made.

Comment 10.  Under “How to Purchase Shares”, if accurate, please disclose (if true) that the shares classes are available through different distribution channels.

Response.  The requested revision has been made.

Comment 11.  Please include the information required by Form N-1A, Item 12(b)(2).

Response.  The requested revision has been included under Distribution of Shares:

"Because these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges."

STATEMENT OF ADDITIONAL INFORMATION:

Comment 12.  Please confirm that there is no disclosure in the SAI which would affect Fund performance or is material to an investor's investment decision which should be discussed in prospectus.  Please delete any boilerplate disclosure in the SAI which is not relevant to this Fund.

Response.  Registrant has reviewed the disclosure in the SAI and confirms that there is no disclosure in the SAI which is not included in the prospectus that would affect Fund performance or is material to an investor’s investment decision.  Registrant believe the disclosure in the SAI is appropriate.

Comment 13.

  In the SAI, please include the information required by Item 20(b) of Form N-1A and disclose how any bonuses are calculated.

Response.  Registrant has corrected disclosure regarding the portfolio manager’s compensation to accurately reflect their compensation in the 485(b) filing:

“Each portfolio manager receives a salary and a share of the profits, if any, as an equity owner of  the Adviser.”

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

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The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

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The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 352-6632 or JoAnn Strasser at (614) 469-3265

Very truly yours,

/Cassandra W. Borchers/

Cassandra W. Borchers